                              DISC GRAPHICS, INC.

Dear Holder of Class A Redeemable Common Stock Purchase Warrants:

     Enclosed is a copy of an Exchange Offer by Disc Graphics, Inc. (the "Company") with respect to its Class A Redeemable Common Stock Purchase Warrants ("Class A Warrants") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer is to exchange one share of the Company's Common Stock, par value $.01 per share for each 8.5 Class A Warrants tendered. The expiration date is 4:00 P.M. New York City time on August 22, 1997, unless extended as stated in the Offer. Please read carefully the enclosed documents, which include the Company's most recent financial statements.

     If after reviewing the information set forth in the Offer, you wish to tender Class A Warrants for exchange, please follow the instructions contained in the Exchange Offer and Letter of Transmittal.

     Neither the Company nor its Board of Directors is making any recommendations to any holder of Class A Warrants as to whether to tender Class A Warrants. Each shareholder is urged to consult his or her investment and tax advisers before deciding whether to tender any Class A Warrants.

                                          Sincerely,

                                          DISC GRAPHICS, INC.